EXHIBIT 99.1

Just Energy Group Inc. Appoints R. Scott Gahn as President and CEO

TORONTO, Aug. 05, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the “Company”) announced today that Patrick McCullough has departed the Company as President and Chief Executive Officer and has stepped down from the Board of Directors of Just Energy and the Company’s subsidiaries, effective immediately.

Just Energy has named director, R. Scott Gahn, as its President and Chief Executive Officer.  Mr. Gahn has a long history in the deregulated energy industry, having served on the Electric Reliability Council of Texas board from 2005 to 2008 and having been involved in the sale of deregulated and regulated electricity and natural gas for over 28 years. He was one of the founding shareholders and Chief Executive Officer of Just Energy Texas LP, which was acquired by the Company in 2007.  Following the acquisition, Mr. Gahn was the Chief Operating Officer of Just Energy until June 2011.  He was appointed to the board in December 2013.

“I am very excited to have Scott Gahn as our Chief Executive Officer.  He represents the leadership that is needed for Just Energy at this time and for the future, while bringing a strong background in executing transactions in the deregulated energy industry,” said Rebecca MacDonald, Just Energy’s Executive Chair.  Ms. MacDonald continued, “The Strategic Review is ongoing.”

ABOUT JUST ENERGY

Just Energy (TSX:JE; NYSE:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada and the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and Terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 982-0475
michael.cummings@alpha-ir.com